Exhibit 12.1

Dana Holding Corporation

Ratio of Earnings to Fixed Charges and Ratio of Earnings to

Fixed Charges and Preferred Dividends

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Income of continuing operations before income taxes	$311	$303	$368	$364	$306	$55	$(275)
Equity earnings remitted	14	1	10	3	4	2	2
Fixed charges	102	84	119	104	100	107	157

Income available for fixed charges	$427	$388	$497	$471	$410	$164	$(116)

Interest expense	$89	$69	$99	$84	$79	$89	$139
Less: Write-off of deferred fees included in interest expense						(2)	(6)
Interest component of rent expense	13	15	20	20	21	20	24

Fixed charges	$102	$84	$119	$104	$100	$107	$157

Dividends on preferred stock	$7	$21	$25	$31	$31	$32	$32
Income tax rate	31.0%	31.6%	32.3%	14.1%	28.4%	54.3%	5.9%

Preferred dividend requirement	$10	$31	$37	$36	$43	$69	$34

Fixed charges and preferred dividend requirement	$111	$114	$156	$140	$143	$176	$191

Ratio of Earnings to Fixed Charges (1)	4.19	4.63	4.20	4.51	4.10	1.53	<1.00
Ratio of Earnings to Fixed Charges and Preferred Dividends (2)	3.83	3.39	3.20	3.35	2.86	<1.00	<1.00

(1)	Earnings were insufficient to cover fixed charges by $273 million in the year ended December 31, 2009.
(2)	Dana’s Series A Preferred Stock and Series B Preferred Stock were issued in connection with Dana’s emergence from bankruptcy on January 31, 2008. As of September 30, 2014, we no longer had any outstanding Series A Preferred Stock or Series B Preferred Stock. Earnings were insufficient to cover fixed charges and preferred dividends by $340 million and $307 million in the years ended December 31, 2010 and 2009, respectively.